UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

SWK HOLDINGS CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

483600300

(CUSIP Number)

Chris Haga

Carlson Capital, L.P.

2100 McKinney Avenue

Dallas, TX 75201

(214) 932-9600

with a copy to:

Robert B. Little

Gibson, Dunn & Crutcher LLP

2100 McKinney Avenue

Dallas, TX 75201

(214) 698-3260

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 26, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 483600300	Page 2 of 15

1.	Names of Reporting Persons Double Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 84,136,259 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 84,136,259 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 84,136,259 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 64.2%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 3 of 15

1.	Names of Reporting Persons Black Diamond Offshore Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,983,970 Shares
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,983,970 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,983,970 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.6%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 4 of 15

1.	Names of Reporting Persons Double Black Diamond, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,000,000 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,000,000 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000 Shares (including 1,000,000 Shares issuable upon exercise of a warrant)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 483600300	Page 5 of 15

1.	Names of Reporting Persons Carlson Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 91,120,229 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 91,120,229 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,120,229 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.5%
14.	Type of Reporting Person (See Instructions) PN; IA

CUSIP No. 483600300	Page 6 of 15

1.	Names of Reporting Persons Asgard Investment Corp. II
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 91,120,229 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 91,120,229 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,120,229 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 7 of 15

1.	Names of Reporting Persons Asgard Investment Corp.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 91,120,229 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 91,120,229 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,120,229 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.5%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 483600300	Page 8 of 15

1.	Names of Reporting Persons Clint D. Carlson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 91,120,229 Shares (includes warrant to purchase 1,000,000 Shares)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 91,120,229 Shares (includes warrant to purchase 1,000,000 Shares)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,120,229 Shares (includes warrant to purchase 1,000,000 Shares)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 69.5%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 483600300	Page 9 of 15

1.	Names of Reporting Persons Michael D. Weinberg
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 410,428 Shares
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 410,428 Shares
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 410,428 Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.3%
14.	Type of Reporting Person (See Instructions) IN

Introduction

This Amendment No. 8 (“Amendment No. 8”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2009 (the “Original Schedule 13D”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on November 25, 2009 (“Amendment No. 1”), and as further amended by Amendment No. 2 to the Original Schedule 13D filed with the SEC on March 1, 2012 (“Amendment No. 2”), and as further amended by Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 9, 2013 (“Amendment No. 3”), and as further amended by Amendment No. 4 to the Original Schedule 13D filed with the SEC on May 16, 2014 (“Amendment No. 4”), and as further amended by Amendment No. 5 to the Original Scheduled 13D filed with the SEC on June 23, 2014 (“Amendment No. 5”), and as further amended by Amendment No. 6 to the Original Schedule 13D filed with the SEC on July 16, 2013 (“Amendment No. 6”), and as further amendment by Amendment No. 7 to the Original Schedule 13D filed with the SEC on August 19, 2014 (“Amendment No. 7,” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and this Amendment No. 8, the “Schedule 13D”) with respect to the shares (“Shares”) of common stock, par value $0.001 per share, of SWK Holdings Corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment No. 8 have the meanings set forth in the Schedule 13D. This Amendment No. 8 amends Items 2, 3, 4, and 5 as set forth below.

Item 2. Identity and Background

Item 1 of the Schedule 13D is amended and restated in its entirety as follows:

(a) This Schedule 13D is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company (“Double Offshore”); (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company (“Offshore”); (iii) Double Black Diamond, L.P., a Delaware limited partnership (“DBD LP” and together with Double Offshore and Offshore, the “Funds”), (iv) Carlson Capital, L.P., a Delaware limited partnership (“Carlson Capital”); (v) Asgard Investment Corp. II, a Delaware corporation and the general partner of Carlson Capital (“Asgard II”); (vi) Asgard Investment Corp., a Delaware corporation and the sole stockholder of Asgard II (“Asgard”); (vii) Clint D. Carlson (“Mr. Carlson” and together with the Funds, Carlson Capital, Asgard II and Asgard, “Carlson”); and (viii) Mr. Michael D. Weinberg (“Mr. Weinberg” and together with Carlson, the “Reporting Persons”). Mr. Weinberg expressly disclaims beneficial ownership of the 91,120,229 Shares reported as owned by Carlson in this Amendment No. 8, except to the extent of his pecuniary interest therein. Carlson expressly disclaims beneficial ownership of the 410,428 Shares reported as beneficially owned by Mr. Weinberg in this Amendment No. 8. The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard II and Asgard are set forth in Appendix B attached hereto.

(b) The principal business address of each Reporting Person is 2100 McKinney Avenue, Suite 1800, Dallas, TX.

(c) The principal business of Mr. Weinberg is to act as Director of Special Projects at Carlson Capital. The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is serving as the investment manager to the Funds and to certain managed accounts. The principal business of Asgard II is serving as the general partner of Carlson Capital. The principal business of Asgard is serving as the sole stockholder of Asgard II. The present principal occupation of Mr. Carlson is serving as President of Asgard II, Asgard and Carlson Capital.

(d) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Mr. Carlson and Mr. Weinberg is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

A total of approximately $116,325,871.95 was used by the Reporting Persons to acquire the Shares reported herein (other than the Shares beneficially held by Mr. Weinberg). With the exception of Mr. Weinberg, the source of funds used to make the purchases reported herein is the working capital of the Funds and margin borrowings described in the following sentence. A total of 10,632,080 Shares beneficially owned by Carlson Capital are held in commingled margin accounts, which may extend margin credit to Carlson Capital from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Shares reported herein.

The Issuer has granted to Mr. Weinberg a total of 305,000 shares of restricted stock in lieu of cash compensation for his service as a nonexecutive director of the Issuer and as such, no additional funds were used to acquire the shares of restricted stock. Mr. Weinberg acquired an additional 105,428 Shares for an aggregate purchase price of approximately $90,668 from his personal funds.

Item 4. Purpose of Transaction

The information previously provided in response to Item 4 is hereby amended and supplemented by replacing the final paragraph thereof with the following:

As a result of the transactions contemplated by the Purchase Agreement and the Rights Offering, the Reporting Persons control a majority of the outstanding Shares.

The Reporting Persons review their respective investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of Shares through purchases or sales of such Shares in the open market, in privately negotiated transactions or by gift or other transfers as circumstances dictate. From time to time, the Reporting Persons may transfer Shares to various entities controlled by them, dispose of certain Shares to third parties by gift, or sell Shares in the open market and in privately negotiated transactions. The review of their respective investments in the Issuer by the Reporting Persons will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Issuer. At the time of filing this Amendment No. 8, the Reporting Persons have no plans to sell or to purchase additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

At the time of the filing of this Amendment No. 8, except as disclosed in this Scheduled 13D, the Reporting Persons have no present plans or proposals in their capacity as stockholders which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above. However, because Mr. Weinberg is a member of the board of directors of the Issuer, the Reporting Persons may, from time to time, be involved in discussions which relate to one or more of the matters described in this Item 4. Each of the Reporting Persons disclaims any obligation to report on any plans or proposals with respect to the matters described in this Item 4 that develop or occur as a result of any Reporting Person’s role as a director of the Issuer and participation in decisions regarding the Issuer’s actions.

Item 5. Interest in Securities of the Issuer

Paragraphs (a)–(c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on December 5, 2014, Carlson beneficially owned an aggregate of 91,120,229 Shares (including a warrant to purchase 1,000,000 Shares), constituting approximately 69.5% of the Shares outstanding. Mr. Weinberg beneficially owned an aggregate of 410,428 Shares, constituting approximately 0.3% of the Shares outstanding based upon his ownership of (i) 200,000 shares of restricted stock that fully vested upon the Initial Closing, (ii) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on January 31, 2012 as compensation for his service as a director of the Issuer, that fully vested on January 31, 2013, (iii) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on March 14, 2013 as compensation for his service as a director of the Issuer, that fully vested on January 31, 2014, (iv) 35,000 shares of restricted stock, granted by the Issuer to Mr. Weinberg on January 31, 2014 as compensation for his service as a director of the Issuer, that fully vested upon the Initial Closing, and (v) 105,428 Shares that Mr. Weinberg purchased in the Rights Offering.

The aggregate percentages of Shares reported herein are based upon an aggregate number of 131,058,303 Shares outstanding, which is the sum of (i) 99,082,894 Shares issued and outstanding as of November 7, 2014 as reported in the Issuer’s quarterly report on Form 10-Q for the period ended September 30, 2014, filed on November 14, 2014, plus (ii) 14,535,884 Shares issued pursuant to the transactions contemplated by the Rights Offering, plus (iii) 17,440,525 Shares issued after the closing of the Rights Offering to cause the Reporting Persons other than Mr. Weinberg to own 69% of the outstanding Shares on a fully diluted basis pursuant to the terms of the Purchase Agreement.

(b) Carlson Capital, Asgard II, Asgard and Clint D. Carlson have the power to vote and direct the disposition of (i) 5,983,970 Shares reported herein as beneficially owned by Offshore, (ii) 84,136,259 Shares reported herein as beneficially owned by Double Offshore and (iii) 1,000,000 Shares issuable upon exercise of a warrant reported herein as beneficially owned by DBD LP. Mr. Weinberg has the power to vote and direct the disposition of the 410,428 Shares beneficially owned by him.

(c) All transactions effected by the Reporting Persons in the Shares during the past sixty (60) days are set forth on Appendix A hereto and are incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 8, 2014

DOUBLE BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

BLACK DIAMOND OFFSHORE LTD.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

DOUBLE BLACK DIAMOND L.P.

By: Carlson Capital, L.P., its investment manager

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

CARLSON CAPITAL, L.P.

By: Asgard Investment Corp. II, its general partner

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP. II

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

ASGARD INVESTMENT CORP.

By:	/s/ Clint D. Carlson
Name: Clint D. Carlson
Title: President

/s/ Clint D. Carlson
Clint D. Carlson

/s/ Michael D. Weinberg
Michael D. Weinberg

APPENDIX A

TRANSACTIONS IN THE ISSUER’S SHARES OF COMMON STOCK BY THE

REPORTING PERSONS IN THE PAST SIXTY (60) DAYS

The following tables set forth all transactions in the Shares of the Issuer effected in the past sixty (60) days by each of the Reporting Persons, as applicable. Unless otherwise noted, all such transactions were effected in private transactions.

Double Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
11/26/14	4,348,013	0.86
12/5/14	16,254,569	1.37

Black Diamond Offshore Ltd.

Trade Date	Amount Purchased (Sold)	Price per Share ($)
11/26/14	274,591	0.86
12/5/14	1,185,956	1.37

Michael D. Weinberg

Trade Date	Amount Purchased (Sold)	Price per Share ($)
11/26/14	105,428	0.86

Appendix B

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD II AND ASGARD

The following sets forth the name, position and principal occupation of each director and executive officer of Asgard II and Asgard. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1800, Dallas, TX. To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard II or Asgard owns any Shares.

Asgard

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States

Asgard II

Name	Position	Principal Occupation	Citizenship
Clint Carlson	Director/President	Investment Manager	United States
Nancy Carlson	Secretary/Treasurer	Executive	United States